Exhibit 99.5

JARRETT QUINN

Consulting Process Engineer

Primero Group Americas Inc.

1450 - 1801 McGill College, Montréal, Québec, Canada H3A 2N4

CONSENT OF QUALIFIED PERSON

I, Jarrett Quinn, consent to the public filing of the technical report titled “Technical Report on the Grota do Cirilo Lithium Project, Aracuai and Itinga Regions, Minas Gerais, Brazil”, (the “Technical Report”) with an effective date of 18th January 2024, by Sigma Lithium Corporation (the “Corporation”).

I certify that I have read the News Release filed by the Corporation and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

DATED this March 19, 2024.

“Jarrett Quinn”
Jarrett Quinn, P.Eng. (OIQ #5018119), Ph.D.
Consulting Process Engineer
Primero Group Americas Inc.